Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
The following table sets forth Lamar Advertising’s ratio of earnings to fixed charges for the periods indicated.

	NINE MONTHS
	ENDED SEPTEMBER 30,				YEARS ENDED DECEMBER 31,
(dollars in thousands)	2005		2006		2001		2002		2003		2004		2005
Net income (loss)	35,860		36,751		(108,634)		(36,328)		(39,755)		13,155		41,779

Income tax (benefit) expense	26,126		28,365		(45,674)		(19,694)		(23,573)		11,305		31,899
Fixed charges	108,673		127,170		174,143		158,084		142,545		127,933		147,069

Earnings	170,659		192,286		19,835		102,062		79,217		152,393		220,747

Interest expense, net	65,778		80,753		132,200		112,404		93,285		75,584		89,160

Rents under leases representative of an interest factor (1/3)	42,622		46,144		41,578		45,315		48,895		51,984		57,544
Preferred dividends	273		273		365		365		365		365		365

Fixed charges	108,673		127,170		174,143		158,084		142,545		127,933		147,069

Ratio of earnings to fixed charges(2)	1.6	x	1.5	x	0.1	x	0.6	x	0.6	x	1.2	x	1.5	x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.

(2)	For the years ended December 31, 2001, 2002 and 2003, earnings were insufficient to cover fixed charges by $154.3 million, $56.0 million and $63.3 million, respectively.